Exhibit 11. COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2004	2003
Net Income	$482,711	$603,783

Average Shares Outstanding	1,835,953	1,802,618

Basic Earnings Per Share	$.26	$.33

Net Income	$482,711	$603,783

Average Shares Outstanding	1,835,953	1,802,618
Net Effect of Dilutive Stock Options	84,526	88,815

Adjusted Shares Outstanding	1,920,479	1,891,433

Diluted Earnings Per Share	$.25	$.32

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